

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2024

Brian W. Kingston
Chief Executive Officer
Brookfield Real Estate Income Trust Inc.
250 Vesey Street, 15th Floor
New York, NY 10281

> **Re: Brookfield Real Estate Income Trust Inc.**
> **Registration Statement on Form S-11**
> **Filed October 23, 2024**
> **File No. 333-282789**

Dear Brian W. Kingston:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason Goode